Filed Pursuant to Rule 424(b)(3)
Registration No. 333-63602-07

SUPPLEMENT
To Prospectus Supplement dated October 25, 2001

$262,955,907 (Approximate)
STRUCTURED ASSET SECURITIES CORPORATION
Mortgage Pass-Through Certificates, Series 2001-16H

Structured Asset Securities Corporation
Depositor

Aurora Loan Services Inc.
Master Servicer

On October 30, 2001, the Structured Asset Securities Corporation Mortgage Pass-Through Certificates, Series 2001-16H (the “Certificates”) were issued in an original aggregate principal amount of approximately $262,955,907. Each Certificate represented an undivided interest in the Trust Fund created pursuant to a Trust Agreement dated as of October 1, 2001 by and among Structured Asset Securities Corporation, as Depositor, Aurora Loan Services Inc., as Master Servicer, and U.S. Bank National Association, as Trustee. This Supplement to the above-referenced Prospectus Supplement (the “Prospectus Supplement”) supplements and updates certain of the information with respect to the mortgage loans. Capitalized terms not defined herein have the meanings ascribed to them in the Prospectus Supplement.

The information contained in the attached monthly report to Certificateholders is to be read as part of the Prospectus Supplement.

The Date of this Supplement is December 17, 2003.

STRUCTURED ASSET SECURITIES CORP.
MORTGAGE PASS-THROUGH CERTIFICATES
SERIES 2001-16H

REPORTS TO CERTIFICATEHOLDERS

Distribution Date: **November 25, 2003**

Class	Original Certificate Face Value	Beginning Certificate Balance	Principal Distribution	Class Accrued Interest Distributed	Realized Loss of Principal Allocated	Net Prepayment Interest Shortfall	Current Interest Shortfall	Outstanding Interest Shortfall	Ending Certificate Balance
A1	$140,000,000.00	$31,731,044.62	$2,277,019.40	$183,903.97	$0.00	$1,193.79	$0.00	$0.00	$29,454,025.22
A2	$115,858,000.00	$26,259,252.62	$1,884,363.66	$141,320.26	$0.00	$917.36	$0.00	$0.00	$24,374,888.96
A3	$8,275,571.00	$1,875,660.90	$0.00	$10,870.79	$0.00	$70.57	$0.00	$0.00	$1,741,063.50
AX	$18,979,199.00	$4,362,746.67	$0.00	$25,285.22	$0.00	$164.14	$0.00	$0.00	$3,994,961.22
AP	$750,807.00	$318,484.91	$615.57	$0.00	$0.00	$0.00	$0.00	$0.00	$317,869.34
B1	$2,777,000.00	$2,726,911.76	$2,336.48	$13,546.62	$0.00	$87.94	$0.00	$0.00	$2,724,575.28
BX-1	$396,714.00	$389,558.82	$0.00	$2,257.77	$0.00	$14.66	$0.00	$0.00	$389,225.04
B2	$2,116,000.00	$2,077,834.10	$1,780.33	$10,322.16	$0.00	$67.01	$0.00	$0.00	$2,076,053.77
BX-2	$302,285.00	$296,833.44	$0.00	$1,720.36	$0.00	$11.17	$0.00	$0.00	$296,579.11
B3	$1,454,000.00	$1,427,774.47	$1,223.35	$8,274.96	$0.00	$53.72	$0.00	$0.00	$1,426,551.12
B4	$396,000.00	$388,857.44	$333.18	$2,253.71	$0.00	$14.63	$0.00	$0.00	$388,524.26
B5	$397,000.00	$389,839.38	$334.02	$2,259.39	$0.00	$14.67	$0.00	$0.00	$389,505.36
B6	$796,527.00	$715,496.89	$612.93	$4,146.81	$1,790.11	$26.92	$0.00	$0.00	$713,093.85
R	$100.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
	$264,545,434.00	$66,035,496.19	$4,168,618.92	$406,162.02	$1,790.11	$2,636.55	$0.00	$0.00	$61,865,087.16

(1) Class AP is a principal only security and will not receive interest payments
(2) Classes A3, AX, BX-1 and BX-2 are interest only securities and will not receive principal payments
(3) Current Interest Shortfall includes Relief Act Interest Shortfall
(4) Class B6 Interest includes Recoveries of: 0.00

Class	Cusip	Beginning Balance	Principal Distribution	Interest Distribution	Realized Loss of Principal Allocated	Remaining Balance	Current Period Pass-Through Rate
A1	86358RLJ4	226.65031871	16.26442429	1.31359979	0.00000000	210.38589443	7.00000%
A2	86358RLK1	226.65031867	16.26442421	1.21977127	0.00000000	210.38589446	6.50000%
A3	86358RLL9	226.65033023	0.00000000	1.31359999	0.00000000	210.38590535	7.00000%
AX	86358RLM7	229.86990494	0.00000000	1.33225960	0.00000000	210.49156079	7.00000%
AP	86358RLN5	424.19011810	0.81987781	0.00000000	0.00000000	423.37024029	0.00000%
B1	86358RLP0	981.96318329	0.84136838	4.87814908	0.00000000	981.12181491	6.00000%
BX-1	86358RLQ8	981.96388330	0.00000000	5.69117803	0.00000000	981.12252151	7.00000%
B2	86358RLR6	981.96318526	0.84136578	4.87814745	0.00000000	981.12181947	6.00000%
BX-2	86358RLS4	981.96549614	0.00000000	5.69118547	0.00000000	981.12413782	7.00000%
B3	86358RLT2	981.96318432	0.84136864	5.69116919	0.00000000	981.12181568	7.00000%
B4	86358RLV7	981.96323232	0.84136364	5.69118687	0.00000000	981.12186869	7.00000%
B5	86358RLW5	981.96317380	0.84136020	5.69115869	0.00000000	981.12181360	7.00000%
B6	86358RLX3	898.27073031	0.76950311	5.20611354	2.24739400	895.25383320	7.00000%
R	86358RLU9	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	7.00000%

STRUCTURED ASSET SECURITIES CORP.
MORTGAGE PASS-THROUGH CERTIFICATES
SERIES 2001-16H

REPORTS TO CERTIFICATEHOLDERS

Trust Agreement Dated October 1, 2001

(Pursuant to Section 4.03)

i) Beginning Aggregate Scheduled Principal Balance	$66,035,496.18
Scheduled Principal	$56,668.39
Curtailments	$80,189.62
Paid in Full	$3,963,656.13
Liquidation Proceeds	$68,104.91
Insurance Proceeds	$0.00
Realized Loss	$1,790.11
Ending Aggregate Scheduled Principal Balance	$61,865,087.02
Non-PO Balance	$65,717,011.46

ii) Aggregate Advances

Principal Advances	66,780.41
Net Interest Advances	463,303.09

iii) Realized Losses

Current:

	Realized Losses		Special Hazard Loss Amount		Fraud Loss Amount		Bankruptcy Loss Amount	
	Count	Balance	Count	Balance	Count	Balance	Count	Balance
Pool	1	$1,790.11	0	$0.00	0	$0.00	0	$0.00

Cumulative:

	Realized Losses		Special Hazard Loss Amount		Fraud Loss Amount		Bankruptcy Loss Amount	
	Count	Balance	Count	Balance	Count	Balance	Count	Balance
Pool	5	$69,137.44	0	$0.00	0	$0.00	0	$0.00
Loss Limits:		NA		$618,650.87		$1,858,493.58		$100,000.00

iv) Servicing Fee	$13,757.50
Primary Mortgage Insurance	$13,998.00
Trustee Fee	$165.08

STRUCTURED ASSET SECURITIES CORP.
MORTGAGE PASS-THROUGH CERTIFICATES
SERIES 2001-16H

REPORTS TO CERTIFICATEHOLDERS

	Outstanding Loans		31-60 Days Delinquent		61-90 Days Delinquent		91 Days or More Delinquent	
	Count	Balance	Count	Balance	Count	Balance	Count	Balance
Pool	689	$61,865,087.02	22	$2,254,168.95	8	$740,325.27	4	$382,170.85

vi) Delinquency Information for Mortgage Loans in Foreclosure Proceedings

	31-60 Days Delinquent		61-90 Days Delinquent		91 Days or More Delinquent	
	Count	Balance	Count	Balance	Count	Balance
Pool	0	$0.00	0	$0.00	7	$800,663.33

vii) Mortgage Loans in REO Property

	Count	Balance
	9	$979,880.60

	Loan Number	Deemed Principal Balan	Loan Number	Deemed Principal Balance
	102688454	$33,768.98	102856564	$90,354.81
	102619707	$49,155.21	102688371	$122,035.40
Total Book Value of REO's N/A	102674686	$53,726.63	102686680	$0.00
	102688959	$108,418.53		
	103296794	$253,071.77		
	102618451	$97,518.93		

viii) Deleted and Qualifying Sustitute Mortgage Loans

	Deleted Loan Number	Deleted Principal Balance	Substitute Loan Number	Substitute Principal Balance
	None	None	None	None

ix) Accrued and Unpaid Principal $0.00

RECONCILIATION REPORT

Structured Asset Securities Corp.
Mortgage Pass-Through Certificates, Series 2001-16H

ISSUE DATE :		30-Aug-99
DISTRIBUTION DATE:		25-Nov-03
DETERMINATION DATE:		18-Nov-03
RUN DATE:		21-Nov-03
		12:25 PM

I. CASH RECONCILIATION

A. Computed Information

Total Collections - per Servicer Report	A	4,044,862.52
Total Advances - per Servicer Report		530,083.50
		4,574,946.02
B. Cash Receipts from Servicer, net of service fees	B	4,574,946.02
Difference between A and B		0.00

II. DISTRIBUTION SUMMARY AND RECONCILIATION

A. Amounts Distributed:

Trustee Fee	165.08
Class A1	2,460,923.37
Class A2	2,025,683.92
Class A3	10,870.79
Class AX	25,285.22
Class AP	615.57
Class B-1	15,883.10
Class BX-1	2,257.77
Class B-2	12,102.49
Class BX-2	1,720.36
Class B3	9,498.31
Class B4	2,586.89
Class B5	2,593.41
Class B6	4,759.74
Class R	0.00

	A.	4,574,946.02

B. Amounts Available:

Cash Receipts from Servicer, net of service fees	B.	4,574,946.02
Difference between A and B		0.00